                                   EXHIBIT 4.3


May 17, 1999

Marshall Capital Management, Inc.
11 Madison Avenue
New York, New York 10010
Attn:  Allan D. Weine

Dear Sirs:

This letter confirms the understanding between Alydaar Software Corporation ("Alydaar") and Marshall Capital Management, Inc. ("Marshall") relating to the amendment of (i) the Securities Purchase Agreement, dated March 5, 1999, between Alydaar and Marshall (the "Securities Purchase Agreement"), (ii) the Debenture issued pursuant to the Securities Purchase Agreement and currently held by Marshall (the "Debenture"), (iii) the Warrant issued pursuant to the Securities Purchase Agreement and currently held by Marshall (the "Warrant"), and (iv) the Registration Rights Agreement, dated March 5, 1999, between Alydaar and Marshall (the "Registration Rights Agreement"). Capitalized terms used herein and not otherwise defined shall have the respective meanings specified in the Securities Purchase Agreement.

1. Deletion of Tranche B and Tranche C. The Securities Purchase Agreement is hereby amended so that (i) the obligations of the parties thereunder to purchase and sell Securities shall apply only to the purchase of the Debenture pursuant to Tranche A and (ii) Alydaar shall not have the right to exchange the Debenture and the Warrant for Preferred Shares. Accordingly, all references in the Securities Purchase Agreement and in the Debenture to "Tranche B", "Tranche C", "Tranche B Closing", "Tranche C Closing ", "Tranche B Closing Date", "Tranche C Closing Date ", "Preferred Stock", "Preferred Shares", "Articles of Amendment", "Exchange" and "Exchange Date" shall be deleted.

2. Amendment to Shareholder Approval Provision. Paragraph 4.12 of the Securities Purchase Agreement is hereby amended so that (i) the words "no later than April 30, 1999" shall be deleted and replaced with "within thirty (30) days of receipt of a written notice from the Purchaser (a "Shareholder Meeting Notice") requesting that the Company hold a meeting of its shareholders" and (ii) the words "June 30, 1999" shall be deleted and replaced with "the sixtieth (60th) day following the delivery by the Purchaser of a Shareholder Meeting Notice".

3. Amendment to Conversion Provisions. The Debenture is hereby amended so that
(i) the words "the date that is ninety (90) days following the Tranche A Closing Date (as defined below)" in paragraph 2(a) shall be deleted and replaced with "May 10, 1999", (ii) clause (i) of paragraph 2(d) following the words "Fixed Conversion Price" shall be deleted and replaced with "(i) initially, the Fixed Conversion Price as calculated in accordance with the immediately succeeding sentence and" and (iii) the sentence beginning with "Notwithstanding the foregoing, if during the ninety-day period" in paragraph 2(d) shall be deleted in its entirety and replaced with "The Fixed Conversion Price shall initially be equal to the average of the five (5) lowest consecutive Closing Trade Prices for the Common Stock occurring during the period between the Issue Date and the ninetieth (90th) day following the Issue Date (or , for any conversion occurring on a date that is prior to such 90th day, during the period between the Issue Date and such date) times one hundred and four percent (104%)(subject to adjustment for the events specified in Section 3 below)" and (iii) the last sentence of paragraph 2(d) shall be deleted and replaced with the following:
"'Market Conversion Price' shall mean the lower of (i) $3.875 (as adjusted from time to time for the events specified in Section 3 below) and (ii) the low Closing Bid Price for the Common Stock during the period of three (3) Trading Days occurring immediately prior to the Conversion Date (as adjusted from time to time for the events specified in Section 3 below); it being understood that in no event shall the Holder (or any person acting at the direction of the Holder) submit a bid for the Common Stock on any such Trading Day that would constitute the low Closing Bid Price for the Common Stock on such Trading Day ".

         4. Amendment to Cap Amount. In subparagraph 2(h)(A) of the Debenture, the words "and all prior exercises of the Warrant" shall be added immediately after the words "all prior conversions of this Debenture" in the first sentence thereof. In the Warrant, the paragraph under Section 4 thereof shall be numbered as "(a)" and a new paragraph shall be inserted immediately thereafter as follows: "In no event shall the Holder be permitted to exercise this Warrant in excess of that amount upon the exercise of which the number of Warrant Shares to be issued pursuant to such exercise, when added to the number of shares of Common Stock issued pursuant to all prior Conversions of the Debenture (as defined in the Securities Purchase Agreement) and all prior exercises of this Warrant, would exceed 19.99% of the number of outstanding shares of Common Stock on the Tranche A Closing Date (subject to equitable adjustment from time to time for the events described in Section 6 below) (the "Cap Amount"), except that such limitation shall not apply in the event that (i) the Company obtains the approval of its stockholders as required by NASD Rule 4460 (or any successor rule or regulation) for issuances of Common Stock in excess of the Cap Amount or (ii) the Holder obtains an opinion of counsel reasonably satisfactory to the Company that such approval is not required. In the event that the Holder shall sell or otherwise transfer all or any portion of this Warrant, the transferee shall be allocated a pro rata portion of the Cap Amount. In the event that following a sale or transfer of a portion of this Warrant, the Holder converts all of the remaining amount of this Warrant into a number of Warrant Shares which, in the aggregate, is less than the remaining portion of the Cap Amount, then the difference between such remaining portion of the Holder's Cap Amount and the number of Warrant Shares actually issued to the Holder shall be allocated to the respective Cap Amounts of the remaining transferee or transferees."

         5. Registration Rights Agreement. The Registration Rights Agreement is hereby amended so that all references therein to "Tranche B", "Tranche B Closing", "Tranche B Closing Date", "Preferred Stock", "Preferred Shares" and "Articles of Amendment" shall be deleted

         6. Remaining Terms Unaffected. Except as specifically amended hereby, the respective terms of the Securities Purchase Agreement, the Debenture, the Warrant and the Registration Rights Agreement shall remain in full force and effect.

         7. Further Assurances. The parties agree that they will execute such documents and do such other things as may be required in order to effectuate the intent of this letter.

         8. Governing Law. This letter shall be governed by and construed in accordance with the laws of the State of New York (other than the conflict of laws provisions thereof.

         If the foregoing correctly sets forth the understanding between Alydaar and Marshall with respect to the matters described herein, please sign below in the space indicated, whereupon this letter shall constitute a binding letter between the parties.


Alydaar Software Corporation


By: /s/Robert F. Gruder             Chief Executive Officer,
    ----------------------                 and Chairman
        (Robert F. Gruder)          (Principal Executive Officer)


Accepted and Agreed:

Marshall Capital Management, Inc.


By: /s/Allan D. Weine                       President
    ----------------------
       (Allan D. Weine)